FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  16 July 2003


                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



This release is not for distribution, directly or indirectly into Canada, Japan or Italy

                                 Press Release


International Power plc to Issue Approx US$ 260 Million Senior Convertible Bonds


London, 16 July 2003 - International Power plc ("International Power" or the "Company") announces that it intends to make an offering of approximately US$260 million dollar-denominated Senior Convertible Bonds due 2023 (the "Convertible Bonds") (the "Offering"). In addition, there will be an over-allotment option of up to a further US$25 million (up to 10% of the offering amount). The final size of the transaction, which will be determined at the time of pricing, including the over-allotment option, will be convertible into up to approximately 83.4 million shares or 7.5% of the Company's outstanding share capital.

The Convertible Bonds will be issued by International Power (Jersey) Limited (the "Issuer"), unconditionally guaranteed on a senior unsecured basis by International Power and convertible into exchangeable redeemable preference shares of the Issuer which will be automatically and immediately exchanged for ordinary shares of International Power.

International Power expects to use the net proceeds from the sale of the Convertible Bonds to partially finance the potential put of the Company's 2% Senior Convertible Notes due 2005 in late November 2003 and to repay the Company's US$60 million Euro-Dollar Bond due in December 2003.

The subscription period will commence upon issue of this statement and is expected to end by the close of business today. However, the subscription period may be closed at an earlier time.

The Convertible Bonds have not been and will not be registered under the US Securities Act of 1933, as amended ("Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act. The Convertible Bonds will be offered to institutional investors outside of the US, Canada, Japan and Italy. Application will be made to list the Convertible Bonds on the London Stock Exchange. It is expected that listing will occur on or about 22 August 2003. The Convertible Bonds will be issued to institutional investors at or about the time they are admitted to listing. The Convertible Bonds will mature on or around 22 August 2023. The coupon is expected to be within the range of 3.25% to 3.75%. The conversion price is expected to be set at a premium of 50% to 55% to a reference price of the ordinary shares on the London Stock Exchange, set on the day of pricing. The Convertible Bonds may not be called until on or around 22 August 2008. Bondholders will have the right to put the Convertible Bonds at the end of years 7, 10 and 15 at their principal amount plus accrued interest. The final terms of the terms and conditions will be determined and announced after close of the subscription period.


                             - DISCLAIMER -

This document is not an offer of securities for sale into the United States.
The Convertible Bonds may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation
S) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

In the United Kingdom this announcement is directed exclusively at persons who fall within article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Convertible Bonds referred to in this announcement shall be issued only to such persons.

Stabilisation/FSA.



If you have questions, you may contact:

Philip Cox        Chief Financial Officer                 020-7320-8640
Grant Jones    Director of Communications                 020-7320-8619





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary